UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission file number 1-9247

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CA Savings Harvest Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CA, Inc., 520 Madison Avenue, New York, New York 10022

Report of Independent Registered Public Accounting Firm

CA Savings Harvest Plan Committee
CA Savings Harvest Plan:

We have audited the accompanying statements of net assets available for benefits of CA Savings Harvest Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2015 is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

/s/ KPMG LLP

New York, New York
June 27, 2016

CA SAVINGS HARVEST PLAN
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets:
Investments, at fair value:
Mutual funds	$948,211,578	$1,140,403,676
Common collective trusts	208,655,087	201,830,278
Managed separate accounts	102,565,431	—
ESOP stock fund	179,729,672	192,812,195
Total investments, at fair value	1,439,161,768	1,535,046,149
Receivables:
ERISA account	195,604	233,558
Employer contributions	24,111,031	23,949,514
Notes receivable from participants	16,885,826	17,304,620
Total receivables	41,192,461	41,487,692
Total assets	1,480,354,229	1,576,533,841
Liabilities:
Administrative expenses payable	172,113	203,389
Net assets available for benefits	$1,480,182,116	$1,576,330,452

See accompanying Notes to Financial Statements.

CA SAVINGS HARVEST PLAN
Statements of Changes in Net Assets Available for Benefits
Plan Years ended December 31, 2015 and 2014

	2015	2014
Additions to net assets available for benefits:
Investment (loss)/income:
Net depreciation in fair value of investments	$(53,467,860)	$(2,366,739)
Dividend income	43,260,681	66,320,672
Total investment (loss)/income	(10,207,179)	63,953,933
Interest income on notes receivable from participants	691,656	739,828
Contributions:
Participant deferrals	60,399,409	63,240,039
Participant rollovers	11,345,593	6,825,489
Employer	36,450,555	37,027,093
Total contributions	108,195,557	107,092,621
ERISA account	826,407	944,713
Total additions	99,506,441	172,731,095
Deductions from net assets available for benefits:
Participant withdrawals and benefit payments	194,710,535	169,505,169
Administrative expenses	944,242	875,047
Total deductions	195,654,777	170,380,216
Net (decrease)/increase in net assets available for benefits	(96,148,336)	2,350,879
Net assets available for benefits at beginning of year	1,576,330,452	1,573,979,573
Net assets available for benefits at end of year	$1,480,182,116	$1,576,330,452

See accompanying Notes to Financial Statements.

CA SAVINGS HARVEST PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(1)	Description of the Plan

The following description of the CA Savings Harvest Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a)    General

The Plan was originally adopted by CA, Inc. (the Company or the Plan Sponsor) effective January 1, 1981 and is a defined contribution plan. All U.S. employees, U.S. expatriates, and Puerto Rico employees of the Company on U.S. payroll who meet eligibility requirements may participate in the Plan. The plan year end is December 31.

The Plan is subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the CA Savings Harvest Plan Committee (the Plan Committee) appointed by the Board of Directors of the Company. The assets of the Plan are maintained and transactions therein are executed by Fidelity Management Trust Company, the trustee of the Plan (the Trustee).

(b)    Eligibility

Employees are eligible to participate in the Plan with respect to pre-tax and after-tax contributions effective on their hire date. Eligibility with respect to employer matching and employer discretionary contributions occurs in the month following completion of one full year of service.

(c)    Contributions

Plan participants may elect to contribute a percentage of their base compensation ranging from 2% to 20%. Each participant may change this election at any time.

To comply with the applicable Internal Revenue Code (IRC) provision, pre-tax contributions elected by any participant may not exceed $18,000 and $17,500 for the calendar years ended December 31, 2015 and 2014, respectively. The Plan also allows participants age 50 and over to make an extra “catch-up” contribution on a pre-tax basis for the calendar years ended December 31, 2015 and 2014. Participants may also contribute on an after-tax basis up to the Internal Revenue Service (IRS) limits. The Plan also contains a non-leveraged employee stock ownership plan (ESOP) feature. The ESOP Stock Fund consists of the common stock of the Company.

For eligible participants, the Company makes a matching contribution to the Plan on behalf of each participant equal to 50% of such participant’s contribution up to a maximum of 2.5% of the participant’s eligible compensation (contributions are subject to certain IRC limitations). The matching contributions are allocated in the same manner as participant contributions. The total matching contribution for the plan year ended December 31, 2015 was $13,210,460, of which $885,000 was funded from plan forfeitures. The total matching contribution for the plan year ended December 31, 2014 was $13,753,212, of which $680,000 was funded from plan forfeitures.

In addition to its matching contribution, the Company may make a discretionary contribution to the Plan on behalf of eligible participants in an amount that the Compensation and Human Resources Committee of the Company’s Board of Directors may, in its sole discretion, determine. The discretionary contribution for the year ended December 31, 2015 was $24,111,031 which was paid in the form of 752,999 shares of common stock of the Company. The discretionary contribution is allocated to each eligible participant who was an employee of the Company on December 31 of that plan year, generally in the same ratio that the participant’s base compensation for the plan year bears to the base compensation of all eligible participants for such plan year. The discretionary contribution for the year ended December 31, 2015 was allocated directly to the ESOP Stock Fund and funded into each eligible participant’s account on May 27, 2016. Subsequent to this allocation, the participants of the Plan have the right to re-direct these investments into the other investment options available under the Plan. The discretionary contribution for the year ended December 31, 2014 was $23,949,514, which was paid in the form of 795,400 shares of common stock of the Company.

The Company also made a qualified non-elective contribution to the Plan of $14,064 and $4,367 for the year ended December 31, 2015 and 2014, respectively.

(d)    Vesting

Participants are immediately vested in their elective contributions and investment earnings (losses) thereon. The matching and discretionary contributions made by the Company and earnings (losses) thereon vest as follows as of March 31, 2008 and thereafter:

Percent vested	After years of service
0%	Less than 1
33%	1
66%	2
100%	3

Participants are 100% vested in their matching and discretionary contributions upon the completion of three years of service, with respect to contributions made after March 31, 2008. In addition, 100% vesting occurs upon death or total disability of a participant, upon attainment of normal retirement age while still an active employee, or upon termination of the Plan.

Prior to March 31, 2008, matching and discretionary contributions vested according to the following vesting schedule:

Percent vested with respect to portion of account attributable to matching and discretionary contributions made for plan years beginning on or after March 31, 2002 and prior to March 31, 2008	After years of service
0%	Less than 1
0%	1
20%	2
40%	3
60%	4
80%	5
100%	6
100%	7

(e)    Participant Accounts

A separate account is established and maintained in the name of each participant and reflects the participant’s balance invested therein. Participant account balances include contributions, earnings, losses and if applicable, expenses, allocated to such account. Participant accounts shall be allocated with proportional earnings, losses, and expenses attributable to the respective investment funds invested in such accounts in a manner which bears the same ratio as such earnings, losses and expenses bear to the value of all such accounts within each respective fund.

(f)    Investment Options

The assets of the Plan are held in custody by the Trustee. As of December 31, 2015, participants were able to invest in any of the following investment fund options or any combination of these options:

Mutual Funds

Fidelity Institutional Money Market Portfolio Class I - invests in the highest-quality U.S. dollar denominated money market securities of domestic and foreign issuers, U.S. Government securities, and repurchase agreements.

PIMCO Total Return Fund Institutional - invests in all types of bonds, including U.S. Government, corporate, mortgage and foreign and maintains an average portfolio duration of three to six years (approximately equal to an average maturity of five to twelve years) while also investing in shorter or longer maturity bonds.

Fidelity Puritan Fund Class K - invests approximately 60% of its assets in stocks and other equity securities and the remainder in bonds and other debt securities.

Dodge and Cox Stock Fund - Invests at least 80% of its total assets in equity securities, including common stocks, depository receipts evidencing ownership of common stocks, preferred stocks, securities convertible into common stocks and securities that carry the right to buy common stocks.

Vanguard Institutional Index Fund - employs a passive management strategy and invests substantially all of its assets in the common stocks that make up the Standard and Poor’s 500 Index.

Vanguard Inflation Protected Securities Fund Institutional Shares - invests at least 80% of assets in inflation-indexed bonds issued by the U.S. government in order to provide inflation protection and income consistent with investment in inflation-indexed securities.

Fidelity Low Priced Stock Fund Class K - invests at least 80% of its assets in what the investment manager believes to be low-priced stocks.

Fidelity Contrafund Class K - invests in securities of domestic and foreign issuers whose value the fund’s manager believes is not fully recognized by the public. The fund may invest in ‘growth’ or ‘value’ stocks, or both.

BMO Small Cap Stock Fund Class I - invests at least 80% of its assets in common stocks of small-sized U.S. companies similar in size, at the time of purchase, to those within the Russell 2000® Growth Index. The Adviser selects stocks of companies with growth characteristics, including companies with above-average earnings growth potential and companies where significant changes are taking place, such as new products, services or methods of distribution, or overall business restructuring.

Dodge & Cox International Stock Fund - invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different countries, which may include emerging market countries. The Fund invests at least 80% of its total assets in equity securities of non-U.S. companies, including common stocks, depositary receipts evidencing ownership of common stocks, preferred stocks, securities convertible into common stocks, and securities that carry the right to buy common stocks.

American Beacon Small Cap Value Fund Institutional Shares - invests at least 80% of its assets in equity securities of U.S. companies with market capitalization of $5.0 billion or less at the time of investment.

Vanguard Total Stock Market Index Fund Institutional Shares - employs a passive management strategy and is designed to track the performance of the CRSP US Total Market Index, which consists of all the U.S. common stocks traded regularly on the New York Stock Exchange and the NASDAQ over-the-counter market.

Vanguard Total Bond Market Index Fund Institutional Shares - employs a passive management strategy and is designed to track the performance of the Barclays Capital U.S. Aggregate Float Adjusted Index. It invests at least 80% of assets in bonds held in the index.

Vanguard Extended Market Index Fund Institutional Shares - employs a passive management strategy and is designed to track the performance of the Standard & Poor’s Completion Index, a broadly diversified index of stocks of small and medium-size U.S. companies.

Vanguard Total International Stock Fund Institutional Shares - employs a passive management strategy and is designed to track the performance of the FTSE Global All Cap ex US Index, an index designed to measure equity market performance in developed and emerging markets, excluding the United States.

Managed Separate Accounts

The Plan has direct ownership of the underlying investments for the following managed separate accounts:

Artisan Mid Cap Fund - invests primarily in growth oriented U.S. companies with at least 80% of its assets in what the investment manager believes to be medium-sized companies.

Artisan Mid Cap Value Fund - invests primarily in value oriented U.S. companies with at least 80% of its assets in what the investment manager believes to be medium-sized companies.

Common Collective Trust Funds

Pyramis Index Lifecycle Commingled Pools (2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050, 2055, 2060, Income) - reflect asset allocation commingled pools of the Pyramis Group Trust for Employee Benefit Plans that are managed by Pyramis Global Advisors Trust Company (PGTAC). They seek to diversify across broad range of asset class, with risk level customized to a participant’s age, becoming more conservative as the investor ages. Each pool is structured to have an allocation of assets consistent with a participant’s expected retirement date. They invest in a diversified portfolio of equity index, fixed income index and / or short term debt products.

Stock

ESOP Stock Fund - invests solely in the common stock of the Company.

Participants may direct contributions or transfer their current investment balances between funds on a daily basis.

(g)    Withdrawals and Payment of Benefits

The Plan provides for benefit distributions to Plan participants or their beneficiaries upon the participant’s retirement, termination of employment, total disability or death. Any participant may also apply to make in-service withdrawals of all or part of his/her vested account balance subject to specific in-service withdrawal of after-tax contributions, age 59½ withdrawals and hardship withdrawal criteria in the Plan. Benefits paid include dividend payments attributable to common stock of the Company held in the ESOP Stock Fund of $111,003 and $97,090, for the plan years ended December 31, 2015 and 2014, respectively.

(h)    Notes Receivable from Participants

Participants may take a loan from their vested account balance for any reason. The minimum loan amount is $1,000 and the maximum amount that can be borrowed is 50% of a participant’s vested account balance up to $50,000 and reduced by the highest outstanding loan balance of the participant in the 12-month period prior to taking the loan.

If a participant does not repay his/her outstanding loan balance at the time (s)he elects a distribution of his/her vested account balance or if a participant misses any loan payments and does not make up the missed payments in full (including accrued interest) within a 30-day period (notice of which will be provided in writing from the Trustee), the amount of the participant’s outstanding loan will be defaulted and reported to the IRS as a taxable distribution. A 10% early distribution penalty may also apply.

Upon the death, retirement or termination of employment of the participant, the Plan may deduct the total unpaid loan balance or any portion thereof from any payment or distribution to which the participant or the participant’s beneficiaries may be entitled. A participant may continue to repay his/her loan following a termination of his/her employment. Currently, interest rates on plan loans are fixed based on the prevailing market rate (prime rate plus 1%) when the application for the loan is submitted. The interest rates on plan loans originated during the years ended December 31, 2015 and 2014 was 4.25%. Generally, loans are being repaid in equal semimonthly installments through payroll deductions and extend from periods of one to five years. However, certain loans for purchases of principal residences have terms in excess of five years. Certain loans were transferred to the Plan from other plans. Loans outstanding as of December 31, 2015 and 2014 bore interest rates ranging from 4.25% to 10.50%, and the terms ranged from 1 to 20 years, respectively. Participant loan fees, which are included in administrative expenses on the accompanying statements of changes in net assets available for benefits, are borne by the participant and amounted to $32,915 and $38,582 for the plan years ended December 31, 2015 and 2014, respectively.

(i)    Administrative Expenses

Administrative expenses consist of participant fees, including loan fees, and costs of recordkeeping and administration. Trustee fees and other administrative and recordkeeping expenses charged to the Plan by Fidelity Investments Institutional Operations Company (FIIOC) are initially paid by the ERISA Account (see note 1(k)) on a quarterly basis. This process is automatic, therefore each quarterly invoice reflects a total amount due and a balance due after the ERISA Account credit has been applied. The balance of the quarterly invoice is then paid out of the Plan’s forfeiture account. If at any time the amount available in the forfeiture account does not cover the remaining fees, the Company would then be responsible for payment.

(j)    Forfeited Accounts

When participants leave the Company, the unvested portion of their Employer Contribution Account (matching and discretionary) is forfeited as of the earlier of the date they receive a distribution of their vested account or the date they have five consecutive one year breaks-in-service. At December 31, 2015 and 2014, forfeited non-vested accounts totaled $10,794 and $30,653, respectively, and were available to fund future employer contributions and to pay administrative expenses of the Plan as noted above.

(k)    ERISA Account

The Trustee and the Plan maintain a revenue sharing arrangement whereby a portion of the revenue earned by the Trustee from certain funds is passed through to the Plan for payment of permitted plan expenses or to be allocated to participants on a pro-rata basis. In order for the Plan to receive credits as a result of this revenue sharing arrangement, and to use this credit to pay plan expenses, the Company created the ERISA Account under the Plan. The ERISA Account is a separate account within the Plan, similar in design to forfeiture accounts, and is used to record keep the redistribution of plan-generated fund revenue and expenses that exceed the costs associated with plan administration. All assets in this account are invested in the Pyramis Index Lifecycle Commingled Pool.

When the plan investments pay out revenue-sharing above the current quarter’s plan administration fees, the amount exceeding the current quarter’s fee is deposited in the ERISA Account, and is available for payment of future plan expenses. The ERISA Account balance was $113,046 and $144,942 at December 31, 2015 and 2014, respectively. There is also a credit of $195,604 and $233,558 due to the ERISA Account as of December 31, 2015 and 2014, respectively, which has been reflected in the receivables within the Statements of Net Assets Available for Benefits.

(l)    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, participants will become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The more significant accounting policies followed by the Plan are as follows:

(a)    Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)    Investments Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in mutual funds, managed separate accounts and the ESOP Stock Fund are stated at fair value based upon quoted prices in published sources. Common collective trusts are stated at fair value based on the Net Asset Value (NAV) of the pooled investments. They are valued independently by the investment managers; however, the daily prices are not published in public sources similar to mutual funds. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest is recorded when earned. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(c)    Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Fair value of notes receivable approximates their cost. Delinquent participant notes are reclassified as distributions based upon the terms of the plan document.

(d)    Payments of Benefits

Benefits to participants or their beneficiaries are recorded when paid.

(e)    Risks and Uncertainties

Participants within the Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and/or credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits. At December 31, 2015 and 2014, approximately 12.14% and 12.23% respectively, of the Plan’s net assets were invested in the common stock of the Company. The underlying value of the common stock of the Company is entirely dependent upon the market’s evaluation of the performance of the Company.

(f)    Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

(g) Recently Issued Accounting Pronouncement

In June 2015, the FASB issued ASU 2015-10, Technical Corrections and Improvements that addresses a variety of matters including a refinement of the definition of an equity security that has a readily determinable fair value. Paragraph 30 of the ASU amends the master glossary term, readily determinable fair value, in part as follows: An equity security has a readily determinable fair value if it meets any of the following conditions … (c) The fair value of an equity security that is an investment in a mutual fund or in a structure similar to a mutual fund (that is, a limited partnership or a venture capital entity) is readily determinable if the fair value per share (unit) is determined and published and is the basis for current transactions. Paragraph 30 of the ASU became effective upon issuance. This refinement has resulted in the reclassification of common collective trusts from level 2 to level 1 of the fair value hierarchy for the years ended December 31, 2015. There were no other impacts on the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits as of December 31, 2015 and December 31, 2014 and for the years then ended.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, (ASU 2015-12), which simplifies the required disclosures related to employee benefit plans. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts, including common collective trust assets. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type, however plans are no longer required to also disaggregate investments by nature, characteristics and risks. Furthermore, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Parts I and III are not applicable to the Plan. The Company elected to early-adopt ASU 2015-12 as of December 31, 2015, and has applied the provisions retrospectively. The Company has eliminated its historical disclosure of individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. There were no other impacts on the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits as of December 31, 2015 and December 31, 2014 and for the years then ended.

(3)	Fair Value Measurements:

The following table sets forth the Plan’s investments at fair value measured on a recurring basis as of December 31, 2015 and 2014. All Plan's investments are classified as Level 1 within the fair value hierarchy.

	December 31, 2015	December 31, 2014
Mutual funds
Large cap	$447,947,194	$465,600,616
Mid cap	53,311,232	175,778,840
Small cap	48,271,897	56,384,028
Balanced	81,714,464	87,401,470
Fixed income	98,790,754	104,664,989
Money market	141,900,760	163,339,672
International	76,275,277	87,234,061
Total mutual funds	948,211,578	1,140,403,676
Common collective trusts	208,655,087	201,830,278
Managed separate accounts
Cash and cash equivalents	5,858,652	—
Common stock	96,706,779	—
Total managed separate accounts	102,565,431	—
ESOP stock fund	179,729,672	192,812,195
Total investments, at fair value	$1,439,161,768	$1,535,046,149

Fair value is the price that would be received for an asset or the amount paid to transfer a liability in an orderly transaction between market participants. Classification of assets and liabilities should be based on the following fair value hierarchy:

•	Level 1: Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities.

•
Level 2: Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly; and

•	Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value:

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds: Valued at quoted prices reported on the active market on which the securities are traded.

Managed Separate Accounts: Valued at the closing price of the underlying common stocks at year- end.

Common Collective Trusts: Valued at the NAV of shares held by the Plan at year end. There are no restrictions as to the redemption of these common collective trusts nor does the Plan have any contractual obligations to further invest in any of the individual common collective trusts.

There have been no changes in the valuation methods used at December 31, 2015 and 2014, other than as described in note 2(g), and there were no transfers between levels for the year ended December 31, 2015. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(4)	Related-Party Transactions

Certain plan investments are shares of mutual funds managed by Fidelity Management & Research Company (FMR), an affiliate of Fidelity Management Trust Company (FMTC) and FIIOC. Certain other plan investments are units of common collective trusts managed by Pyramis Global Advisors Trust Company (PGATC), a wholly owned subsidiary of FMR. Investment management fees and costs of administering the mutual funds and collective trusts are paid to FMR from the mutual funds and to PGATC from the collective trusts and are reflected in the net appreciation/depreciation of the mutual funds and collective trusts. Since FMTC is the Trustee, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to FMTC and FIIOC were $674,568 and $706,896 for the plan years ended December 31, 2015 and 2014, respectively, and include participant fees and recordkeeping and administrative costs.

Of the $674,568 paid to FMTC and FIIOC for the year ended December 31, 2015, $77,556 was paid from participant accounts and $597,012 was paid from the ERISA Account (see note 1(k) for a description of the ERISA Account). Of the $706,896 paid to FMTC and FIIOC for the year ended December 31, 2014, $93,896 was paid from participant accounts and $613,000 was paid from the ERISA Account (see note 1(k) for a description of the ERISA Account). The Plan also holds shares of common stock of the Plan Sponsor, a party-in-interest with respect to the Plan. All transactions with the Trustee and the Plan Sponsor are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC. As of December 31, 2015 and 2014, the Plan held 6,288,263 and 6,319,292 shares of CA common stock valued at $179,729,672 and $192,812,195, respectively, which includes unsettled stock trades at the end of the year and cash held for paying dividends.  During the Plan year ended December 31, 2015, and 2014, CA paid $6,189,625 and $6,349,899 in respect of dividends paid on CA common stock investments under the Plan.

(5)	Tax Status

The IRS determined and informed the Company in a letter dated December 4, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC. On January 19, 2015, the Company submitted an Application for Determination of an Employee Benefit Plan and an Application for Determination of Employee Stock Ownership Plan (Forms 5300 and 5309, respectively) for the Plan which was amended and restated effective January 1, 2015. The Plan’s December 4, 2014 IRS determination letter expired on January 31, 2015. On August 12, 2015, the IRS issued a favorable determination letter indicating that the Plan remains qualified under the applicable sections of the IRC.

On January 19, 2015, the Company filed a Voluntary Correction Program (VCP) application, in accordance with the IRS’s Voluntary Correction Program under the Employee Plans Compliance Resolution System (EPCRS), concerning certain plan operational failures. On June 22, 2015, the Plan received a compliance statement from the IRS which is the agreement resulting from this VCP application, indicating that the IRS agrees that the corrective methods and the revised administrative procedures are acceptable. The compliance statement required the completion of all corrections within 150 days of the date of the compliance statement. Certain corrections described in the compliance statement were not completed within this period. Therefore, the Company will file another VCP application with the IRS and identify that all corrections were not completed within the 150 day period. The Company has commenced corrective actions.

The Plan has received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury (the “Puerto Rico Department of Treasury”) dated January 25, 2011, stating that the Plan is qualified under Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, as amended, and that the trust established under the Plan will be entitled to exemption from Puerto Rico income taxes. In December 2013, a request for an administrative determination was filed with the Puerto Rico Department of Treasury to confirm that the Plan remains qualified under the applicable sections of the Puerto Rico Internal Revenue Code for a New Puerto Rico of 2011, as amended (the “PRIRC”), pursuant to PRIRC Sections 1081.01(a) and (d). On July 1, 2015, the Plan received a letter from the Puerto Rico Department of Treasury indicating that it has no objection to the amendments made in respect of the Plan since the purpose of the amendments is to comply with the requirements of Puerto Rico Internal Revenue Code of 2011. The Puerto Rico Department of Treasury indicated that such amendments will not affect in any way the ruling issued on the Plan on January 25, 2011.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize (or derecognize) a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or, with respect to the Puerto Rico participants in the Plan, the Puerto Rico Department of Treasury. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition (or derecognition) of a liability (or asset) or disclosure in the financial statements. The Plan is subject to audits by the IRS; however, there are currently no audits in progress for any tax periods. As of December 31, 2015, the Plan was not subject to audits or investigations by the Puerto Rico Department of Treasury.

Supplemental Schedule 1

CA SAVINGS HARVEST PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	Identity of issuer, borrower, lessor or similar party (b)	Description of investment including maturity date, rate of interest, collateral, par, or maturity value (c)	Current value (d)
	Mutual Funds
	American Beacon Small Cap Value Fund Institutional Shares	Mutual Fund, 1,150,180.532 shares	$25,833,055
	BMO Small Cap Stock Fund Class I	Mutual Fund, 1,410,360.906 shares	22,438,842
	Dodge and Cox International Stock Fund	Mutual Fund, 1,655,613.763 shares	60,396,790
	Dodge and Cox Stock Fund	Mutual Fund, 561,148.774 shares	91,338,186
*	Fidelity Contrafund Class K	Mutual Fund, 1,718,465.761 shares	169,921,894
*	Fidelity Low Priced Stock Fund Class K	Mutual Fund, 766,360.055 shares	36,563,038
*	Fidelity Puritan Fund Class K	Mutual Fund, 4,023,361.116 shares	81,714,464
*	Fidelity Institutional Money Market Portfolio Class I	Mutual Fund, 141,900,760.210 shares	141,900,760
	PIMCO Total Return Fund Institutional	Mutual Fund, 7,487,631.373 shares	75,400,448
	Vanguard Extended Market Index Fund Institutional Shares	Mutual Fund, 263,419.224 shares	16,748,194
	Vanguard Inflation Protected Securities Fund Institutional Shares	Mutual Fund, 910,619.832 shares	9,352,066
	Vanguard Total Bond Market Index Fund Institutional Shares	Mutual Fund, 1,319,383.441 shares	14,038,240
	Vanguard Total International Stock Fund Institutional Shares	Mutual Fund, 163,797.058 shares	15,878,487
	Vanguard Total Stock Market Index Fund Institutional Shares	Mutual Fund, 524,545.930 shares	26,646,933
	Vanguard Institutional Index Fund	Mutual Fund, 857,572.503 shares	160,040,181
			948,211,578
	Common Collective Trusts
*	Pyramis Index Lifecycle 2005	Common Collective Trust, 38,575.790 shares	493,770
*	Pyramis Index Lifecycle 2010	Common Collective Trust, 94,218.435 shares	1,271,007
*	Pyramis Index Lifecycle 2015	Common Collective Trust, 729,393.138 shares	9,781,162
*	Pyramis Index Lifecycle 2020	Common Collective Trust, 1,684,910.437 shares	22,089,176
*	Pyramis Index Lifecycle 2025	Common Collective Trust, 3,384,822.609 shares	46,135,132
*	Pyramis Index Lifecycle 2030	Common Collective Trust, 2,611,863.777 shares	34,189,297
*	Pyramis Index Lifecycle 2035	Common Collective Trust, 2,786,383.396 shares	37,309,674
*	Pyramis Index Lifecycle 2040	Common Collective Trust, 2,252,056.878 shares	29,884,795
*	Pyramis Index Lifecycle 2045	Common Collective Trust, 1,089,721.359 shares	14,558,677
*	Pyramis Index Lifecycle 2050	Common Collective Trust, 709,952.792 shares	9,413,974
*	Pyramis Index Lifecycle 2055	Common Collective Trust, 210,010.974 shares	2,858,249
*	Pyramis Index Lifecycle 2060	Common Collective Trust, 3,895.519 shares	37,709
*	Pyramis Index Lifecycle Income	Common Collective Trust, 51,545.642 shares	632,465
			208,655,087
	Managed Separate Accounts

	Artisan Mid Cap Fund
	Interest Bearing Cash	Cash and cash equivalents	3,257,060
	Receivables	Cash and cash equivalents	523,171
	Payables and Liabilities	Cash and cash equivalents	(374,280)
	Activision Blizzard Inc	Common stock, 14,929 shares	577,902

Supplemental Schedule 1

CA SAVINGS HARVEST PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	Identity of issuer, borrower, lessor or similar party (b)	Description of investment including maturity date, rate of interest, collateral, par, or maturity value (c)	Current value (d)
	Acuity Brands Inc	Common stock, 1,675 shares	$391,615
	Alkermes PLC	Common stock, 14,876 shares	1,180,857
	AMETEK Inc	Common stock, 46,239 shares	2,477,948
	Aramark	Common stock, 10,910 shares	351,848
	Aspen Technology Inc	Common stock, 23,502 shares	887,436
	athenahealth Inc	Common stock, 9,507 shares	1,530,342
	Becton Dickinson and Co	Common stock, 8,256 shares	1,272,167
	Boston Scientific Corp	Common stock, 104,400 shares	1,925,136
	CarMax Inc	Common stock, 2,891 shares	156,027
	Cepheid	Common stock, 19,762 shares	721,906
	Cerner Corp	Common stock, 13,302 shares	800,381
	Chipotle Mexican Grill Inc	Common stock, 2,566 shares	1,231,295
	Cigna Corp	Common stock, 11,068 shares	1,619,580
	Cimarex Energy Co	Common stock, 7,384 shares	659,982
	Concho Resources Inc	Common stock, 4,779 shares	443,778
	Ctrip.com International Ltd	Common stock, 14,169 shares	656,450
	DexCom Inc	Common stock, 12,407 shares	1,016,133
	Dollar Tree Inc	Common stock, 10,601 shares	818,609
	Electronic Arts Inc	Common stock, 30,468 shares	2,093,761
	Envision Healthcare Holdings Inc	Common stock, 28,731 shares	746,144
	Fortune Brands Home & Security Inc	Common stock, 41,415 shares	2,298,533
	Gartner Inc	Common stock, 14,158 shares	1,284,131
	Global Payments Inc	Common stock, 31,674 shares	2,043,290
	Guidewire Software Inc	Common stock, 13,662 shares	821,906
	Harman International Industries Inc	Common stock, 2,891 shares	272,361
	HD Supply Holdings Inc	Common stock, 11,616 shares	348,828
	Hubbell Inc	Common stock, 3,145 shares	317,771
	IHS Inc	Common stock, 23,337 shares	2,763,801
	Illumina Inc	Common stock, 4,695 shares	901,182
	Incyte Corp	Common stock, 4,178 shares	453,104
	Intercontinental Exchange Inc	Common stock, 1,695 shares	434,361
	Intuit Inc	Common stock, 4,732 shares	456,638
	JD.com Inc	Common stock, 27,059 shares	873,059
	Level 3 Communications Inc	Common stock, 20,623 shares	1,121,066
	LinkedIn Corp	Common stock, 3,628 shares	816,590
	LKQ Corp	Common stock, 96,264 shares	2,852,302
	lululemon athletica Inc	Common stock, 6,608 shares	346,722
	McGraw Hill Financial Inc	Common stock, 22,868 shares	2,254,327
	Mobileye NV	Common stock, 7,342 shares	310,420
	Monster Beverage Corp	Common stock, 6,432 shares	958,111

Supplemental Schedule 1

CA SAVINGS HARVEST PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	Identity of issuer, borrower, lessor or similar party (b)	Description of investment including maturity date, rate of interest, collateral, par, or maturity value (c)	Current value (d)
	Motorola Solutions Inc	Common stock, 5,187 shares	$355,050
	Netflix Inc	Common stock, 1,591 shares	181,979
	Noble Energy Inc	Common stock, 9,963 shares	328,082
	NVIDIA Corp	Common stock, 5,313 shares	175,116
	NXP Semiconductors NV	Common stock, 11,930 shares	1,005,103
	PacWest Bancorp	Common stock, 16,409 shares	707,228
	Palo Alto Networks Inc	Common stock, 5,912 shares	1,041,340
	Regeneron Pharmaceuticals Inc	Common stock, 5,519 shares	2,996,100
	Roper Technologies Inc	Common stock, 1,571 shares	298,160
	RPM International Inc	Common stock, 20,596 shares	907,460
	Seattle Genetics Inc	Common stock, 17,506 shares	785,669
	ServiceNow Inc	Common stock, 10,478 shares	906,976
	Signet Jewelers Ltd	Common stock, 13,689 shares	1,693,192
	TD Ameritrade Holding Corp	Common stock, 40,586 shares	1,408,740
	Textron Inc	Common stock, 31,734 shares	1,333,145
	The Michaels Cos Inc	Common stock, 24,222 shares	535,548
	The WhiteWave Foods Co	Common stock, 31,551 shares	1,227,649
	Tiffany & Co	Common stock, 5,682 shares	433,480
	Tractor Supply Co	Common stock, 16,841 shares	1,439,906
	Twitter Inc	Common stock, 9,793 shares	226,610
	Ulta Salon Cosmetics & Fragrance Inc	Common stock, 5,514 shares	1,020,090
	Verisk Analytics Inc	Common stock, 12,104 shares	930,556
	Waste Connections Inc	Common stock, 21,824 shares	1,229,127
	Williams-Sonoma Inc	Common stock, 8,791 shares	513,481
	Workday Inc	Common stock, 12,969 shares	1,033,369
			69,606,907

	Artisan Mid Cap Value Fund
	Interest Bearing Cash	Cash and cash equivalents	1,939,277
	Receivables	Cash and cash equivalents	710,376
	Payables and Liabilities	Cash and cash equivalents	(196,952)
	Air Lease Corp	Common stock, 13,036 shares	436,445
	Alleghany Corp	Common stock, 2,088 shares	997,918
	Allied World Assurance Co Holdings AG	Common stock, 14,066 shares	523,115
	American Capital Agency Corp	Common stock, 19,921 shares	345,430
	Analog Devices Inc	Common stock, 11,086 shares	613,278
	Aon PLC	Common stock, 7,907 shares	729,104
	Apache Corp	Common stock, 15,619 shares	694,577
	Arch Capital Group Ltd	Common stock, 11,683 shares	814,889
	Arrow Electronics Inc	Common stock, 17,027 shares	922,523

Supplemental Schedule 1

CA SAVINGS HARVEST PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	Identity of issuer, borrower, lessor or similar party (b)	Description of investment including maturity date, rate of interest, collateral, par, or maturity value (c)	Current value (d)
	Avnet Inc	Common stock, 24,731 shares	$1,059,476
	Bed Bath & Beyond Inc	Common stock, 10,516 shares	507,397
	Celanese Corp	Common stock, 11,684 shares	786,684
	Coach Inc	Common stock, 13,753 shares	450,136
	Denbury Resources Inc	Common stock, 62,597 shares	126,446
	Devon Energy Corp	Common stock, 1,257 shares	40,224
	Edison International	Common stock, 7,156 shares	423,707
	Fifth Third Bancorp	Common stock, 30,907 shares	621,231
	FLIR Systems Inc	Common stock, 25,540 shares	716,908
	Fluor Corp	Common stock, 12,586 shares	594,311
	Gentex Corp	Common stock, 33,003 shares	528,378
	Goldcorp Inc	Common stock, 45,396 shares	524,778
	H&R Block Inc	Common stock, 13,337 shares	444,255
	Harley-Davidson Inc	Common stock, 12,458 shares	565,469
	Hatteras Financial Corp	Common stock, 22,112 shares	290,773
	Helmerich & Payne Inc	Common stock, 3,942 shares	211,094
	Hess Corp	Common stock, 10,148 shares	491,975
	Hubbell Inc	Common stock, 3,934 shares	397,491
	IAC/InterActiveCorp	Common stock, 9,269 shares	556,603
	Intercontinental Exchange Inc	Common stock, 2,394 shares	613,486
	Jacobs Engineering Group Inc	Common stock, 17,315 shares	726,364
	Joy Global Inc	Common stock, 21,101 shares	266,084
	Kennametal Inc	Common stock, 18,085 shares	347,232
	Keysight Technologies Inc	Common stock, 17,026 shares	482,347
	Kinross Gold Corp	Common stock, 109,018 shares	198,413
	Liberty Interactive Corp QVC Group	Common stock, 26,140 shares	714,145
	Liberty Ventures	Common stock, 16,134 shares	727,805
	Loews Corp	Common stock, 12,687 shares	487,181
	M&T Bank Corp	Common stock, 4,092 shares	495,869
	ManpowerGroup Inc	Common stock, 3,773 shares	318,026
	McDermott International Inc	Common stock, 42,949 shares	143,879
	Nordstrom Inc	Common stock, 6,641 shares	330,788
	Nucor Corp	Common stock, 12,547 shares	505,644
	OGE Energy Corp	Common stock, 17,459 shares	458,997
	Omnicom Group Inc	Common stock, 9,925 shares	750,926
	Quanta Services Inc	Common stock, 28,026 shares	567,526
	Republic Services Inc	Common stock, 12,837 shares	564,700
	Rockwell Collins Inc	Common stock, 7,330 shares	676,559
	Ryder System Inc	Common stock, 4,566 shares	259,486
	SCANA Corp	Common stock, 12,914 shares	781,168

Supplemental Schedule 1

CA SAVINGS HARVEST PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	Identity of issuer, borrower, lessor or similar party (b)	Description of investment including maturity date, rate of interest, collateral, par, or maturity value (c)	Current value (d)
	SM Energy Co	Common stock, 11,111 shares	$218,442
	Southwestern Energy Co	Common stock, 22,858 shares	162,520
	Synopsys Inc	Common stock, 9,798 shares	446,887
	TEGNA Inc	Common stock, 15,646 shares	399,286
	Teradata Corp	Common stock 17,996 shares	475,454
	The Allstate Corp	Common stock, 12,932 shares	802,948
	The Kroger Co	Common stock, 9,355 shares	391,320
	The Mosaic Co	Common stock, 22,348 shares	616,581
	The Progressive Corp	Common stock, 13,118 shares	417,151
	Torchmark Corp	Common stock, 13,016 shares	743,994
			32,958,524

*	CA, Inc.	Common Stock, 6,288,263.081 shares	179,729,672
	Subtotal		1,439,161,768
*	Various Plan participants	1,559 Loans to participants with interest rates ranging from 4.25% to 10.50% and terms from 1 to 20 years	16,885,826
	Total		$1,456,047,594

*	Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CA SAVINGS HARVEST PLAN

By: /s/ Charmian Uy
Member of the Committee of the
CA Savings Harvest Plan

Date: June 27, 2016

EXHIBIT INDEX

Exhibit 23.1    Consent of Independent Registered Public Accounting Firm